SI

MAR 05 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Atrium Way, Suite 520
(No. and Street)

Mt. Laurel (City) New Jersey (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey deKraft (856) 751-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue (Address) Jenkintown (City) PA (State) 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its poss[essions]

12014781

3/31 KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I, Harvey deKraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry A Dorsey - Williams
Notary Public
New Jersey
My Commission Expires 7-12-16
No. 2074116

Terry A. Dorsey Williams
Notary Public

Harvey R. deKrafft
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

STURDIVANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC DOCUMENT

STURDIVANT & CO., INC.

Contents

EisnerAmper LLP
101 West Avenue
P.O. Box 458
Jenkintown, PA 19046-0458
T 215.881.8800
F 215.881.8801

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sturdivant & Co., Inc.

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Jenkintown, Pennsylvania
February 27, 2012

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents		$ 535,596
Cash segregated under federal and other regulations		5,066
Investments		20,890
Receivables from clearing broker		157,357
Prepaid expenses and other assets		3,651
Tax refund receivable		17,927
Loans receivable from parent company		147,222
Property and equipment, net of accumulated depreciation		13,146
		$ 900,855
LIABILITIES		
Notes payable		$ 117,472
Accounts payable and accrued expenses		76,477
Total liabilities		193,949
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value:		
Authorized	1,000 shares	
Issued	594.22 shares	
Outstanding	535 shares	99,361
Additional paid-in capital		2,770,877
Deficit		(513,332)
		2,356,906
Less treasury stock, at cost	59.36 shares	(1,650,000)
Total stockholder's equity		706,906
		$ 900,855

See notes to financial statement

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Sturdivant & Co., Inc. (the "Company"), is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company maintains a special reserve bank account for the benefit of customers and operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey and Chicago, Illinois.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). Two of the officers of the Company are the sole members of S&D.

[2] Basis of presentation:

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America.

[3] Cash and cash equivalents:

Cash and cash equivalents consist of highly-liquid investments with original maturities of ninety days or less when purchased.

[4] Receivables:

Receivables from clearing broker represent the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2011, this receivable is due from one clearing broker.

[5] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Straight-line method
Computer equipment	5 years	Straight-line method

[6] Revenue recognition:

Commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur. Research fees are recorded as earned based on contractual arrangements.

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. There was no effect of the adoption of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for year ended December 31, 2011.

The income tax returns of the Company for the years ended December 31, 2008, 2009 and 2010 are subject to examination by the Internal Revenue Service and various other taxing authorities, generally for three years after such returns were filed.

[9] Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

NOTE B - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $5,066 has been segregated in a special reserve bank account for the exclusive benefit of a customer under Rule 15c3-3 of the SEC. Accounts payable and accrued expenses includes $5,049 due to this customer as of December 31, 2011.

NOTE C - VALUATION OF INVESTMENTS AND MARKETABLE SECURITIES OWNED

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following table summarizes the Company's investments as of December 31, 2011 based on the inputs used to value them:

	Investment Assets at Fair Value			
Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Corporate stocks	$ 20,890	$ -	$ -	$ 20,890

During the year ended December 31, 2011, the Company invested in certain publicly-traded securities. Marketable securities owned as of December 31, 2011 are classified as trading investments and consist of trading securities at market values as follows:

	Fair Value	Cost
Corporate stocks	$ 20,890	$ 23,153

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 is as follows:

Furniture and fixtures	$ 212,808
Computer equipment	74,230
	287,038
Less accumulated depreciation and amortization	273,892
	$ 13,146

NOTE E - NOTES PAYABLE

The Company entered into a modified loan agreement with its bank during 2011 that converted an existing $350,000 line-of-credit into a term loan. The line-of-credit had a balance of $105,000 when it was converted to a term note. Effective March 2011, payments of $886 are due monthly and include interest at 6.0%. A final balloon payment of all unpaid principal and accrued and unpaid interest will be due at maturity in February 2013. In December 2011, the Company paid an additional principal payment of $86,583 bringing the outstanding balance on this note payable to $15,711 as of December 31, 2011. The bank has a security interest in all of the Company's deposit accounts and investment property with the bank. The note is guaranteed by S&D and its members.

The Company also entered into a modified loan agreement with its bank during 2011 that converted an existing $250,000 line-of-credit into a term loan. The line-of-credit had a balance of $105,000 when it was converted to a term note. Effective March 2011, payments of $866 are due monthly and include interest at 6.0%. A final balloon payment of all unpaid principal and accrued and unpaid interest will be due at maturity in February 2013. Borrowings outstanding on this note payable were $101,761 as of December 31, 2011. The bank has a security interest in all of the Company's deposit accounts and investment property with the bank. The note is guaranteed by S&D and its members.

Total borrowings outstanding under the above notes payable were $117,472 as of December 31, 2011.

Scheduled future maturities of the notes payable are as follows:

Year Ending December 31	
2012	$ 9,101
2013	108,371
	$ 117,472

NOTE F - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has clearance agreements with three clearing brokers. Pursuant to the agreement with one of the brokers, the Company is required to maintain minimum net capital of $150,000. S&D's members have provided personal guarantees under the agreements with two of the clearing brokers.

The Company has available a $250,000 irrevocable standby letter-of-credit with a bank. The letter-of-credit is payable on demand in the event the Company defaults on its contractual obligations related to a clearing agreement. The letter-of-credit is secured by assets deposited with the bank. No letters-of-credit were outstanding as of December 31, 2011.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2011, there were no open underwriting commitments.

The Company moved its operations to Mt. Laurel, New Jersey in December 2010 and entered into a shared space and services agreement with its parent company, S&D. This agreement expires in 2012 and has two renewal options of one year each.

The Company maintains an office in Chicago, Illinois and has entered into a lease agreement for that space. This agreement expires in 2013.

Scheduled future minimum payments as of December 31, 2011 are as follows:

Year Ending December 31	Related Party	Unrelated Party	Total
2012	$ 102,305	$ 7,880	$ 110,185
2013	-	1,306	1,306
	$ 102,305	$ 9,186	$ 111,491

NOTE G - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $521,827, which was $271,827 in excess of its required net capital. The Company's net capital ratio was 0.37 to 1 as of December 31, 2011.

NOTE I - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

As of December 31, 2011, the Company's cash balance with a bank in excess of the FDIC insurance limit was $290,662.

NOTE J - RELATED PARTY TRANSACTIONS

In April 2009, the Company loaned $220,000 to its parent, S&D. In January 2011, the note was renewed and the terms amended. The loan is unsecured and bears interest at 0.57% and is due in monthly installments of interest only through January 2016 at which time the loan matures and the principal is due. During 2011, a repayment of $210,000 was made. As of December 31, 2011, the amount outstanding on this loan is $10,000 and is included in loans receivable from parent company in the statement of financial condition as of December 31, 2011.

In December 2010, the Company loaned funds to its parent, S&D, to pay advanced lease payments and the security deposit on the new office space in Mt. Laurel, New Jersey. This loan is unsecured and is due in 24 monthly installments effective January 2011, including interest at 1.0%. As of December 31, 2011, the amount outstanding on this loan is $55,784. This amount is included in loans receivable from parent company in the statement of financial condition as of December 31, 2011.

In 2011, the Company paid certain expenses totaling $81,438 of Legacy Advisors, LLC, a related party and wholly-owned subsidiary of the Company's parent, S&D. The amount was accounted for as a loan to S&D by the Company. The loan is unsecured and bears interest at 1.0% and is due in monthly installments of interest only through January 2016 at which time the loan matures and the principal is due. As of December 31, 2011, the amount outstanding on this loan is $81,438 and is included in loans receivable from parent company in the statement of financial condition as of December 31, 2011.

The total amount receivable from S&D as described above as of December 31, 2011 is $147,222. This amount is guaranteed by the members of S&D.

Prepaid expenses and other assets in the statement of financial condition include accrued interest on loans to S&D of $650 as of December 31, 2011.

The Company advanced $15,000 to one of its officers in 2010. This loan was collected in full during the year ended December 31, 2011.

NOTE K - DEFERRED INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

A deferred tax asset of $67,010 as of December 31, 2011 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $67,010 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

The deferred tax asset in the accompanying statement of financial condition consists of the following components as of December 31, 2011:

Deferred tax asset	$ 67,010
Valuation allowance	(67,010)
	$ -